SCHEDULE A

Transactions IN SECURITIES of the ISSUER

DURING THE PAST SIXTY (60) DAYS

The following table sets forth all transactions in the shares of Common Stock during the past sixty (60) days by the Reporting Person. All such transactions were effected in the open market through brokers and the price per share excludes commissions. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased or sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price per Share ($)
06/04/2026	8,230	1.6461
06/05/2026	13,159	1.5719
06/08/2026	7,000	1.6148
06/17/2026	3,264	1.6139
06/22/2026	5,000	1.6591
06/24/2026	3,990	1.5501
06/25/2026	9,442	1.5288
06/26/2026	6,812	1.5558
06/29/2026	5,172	1.5244
06/30/2026	35,000	1.5066
07/20/2026	35,000	1.4734